

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via E-mail
Brian A. Leuthner
President and Chief Executive Officer
Edge Therapeutics, Inc.
200 Connell Drive, Suite 1600
Berkeley Heights, NJ 07922

> **Re: Edge Therapeutics, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted March 21, 2014**
> **CIK No. 0001472091**

Dear Mr. Leuthner:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4. Please define the term "pancreatic trypsin inhibitor" the first time it is used and briefly explain how it functions to prevent recurrent bleeding on the surface of the brain.

Our Product Candidates, page 2

5. We refer you to the pipeline chart included on page 2. Given the considerable uncertainty inherent in the clinical development process, you should delete the reference to a "TBD" candidate in the chart, especially considering that you have not yet selected an active pharmaceutical ingredient for this candidate. Please also revise the chart as it appears on page 63.

Our Team, page 3

6. Please reconcile the list of your CEO's past employers with the list that appears in his biography on page 88.

Risks Associated with Our Business, pages 4-5

7. The risks disclosed in your prospectus summary should present the most material risks to investors and should be reasonably specific. In this regard, the risks described in several bullet points appear to be boilerplate. Please provide more details, including but not limited to your total accumulated deficit in bullet point 2, the specific third parties and contracts on which you are dependent in bullet point 9, and the specific employees you consider key employees in bullet point 10.

Risk Factors
"If we are unable to protect our intellectual property rights…," page 29

8. Please revise this risk factor to include a brief discussion of your most material patents, the product candidates or technology to which they relate, the jurisdictions in which they were granted, and the expected expiration date of the patent protection. Additionally, if the patents are subject to a license agreement that may be terminated resulting in the loss of patent protection, please so disclose.

Use of Proceeds, page 39

9. Please provide disclosure as to the approximate amount of proceeds that you expect to devote to each of the NEWTON trial and the planned Phase 3 trial for EG1962 separately. Additionally, please disclose your best estimate of what the application of these proceeds will allow you to accomplish as to each trial.

Critical Accounting Policies and Significant Judgments and Estimates
Fair Value of Common Stock, page 52

10. We may have comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since October 11, 2013 through the date of effectiveness.

Management's Discussion and Analysis
Operating Capital Requirements, page 57

11. We note your estimation that current cash and estimated proceeds from this offering will be sufficient to meet cash requirement through the completion of a single Phase 3 trial for EG-1062. Please additionally provide a related estimation of the time frame through which these funds will last.

Business
Clinical Results, page 66

12. We note your discussion of the clinical findings from the Heinrich Heine University Medical Center trial. Please clarify who sponsored and conducted this trial, how it was funded, and its primary purpose. Please further clarify the significance of the "Individual Therapeutic Approaches," or ITAs, used as part of this trial, and describe how this approach differs, if at all, from a standard clinical trial.

13. Please clarify what you mean by the term "meta-data analysis" on page 67. Please further disclose what other clinical trial you refer to on this page in which 403 patients were treated with the current standard of care, and provide specific disclosure as to how you measured significance in your conclusion that EG-1962 had "significantly better outcomes" than the patients in that trial.

Planned Clinical Development, page 69

14. We note your disclosure in this section of the reasons you believe the FDA may support your proposal to conduct a single pivotal Phase 3 trial pending positive results from the NEWTON trial. In support of the belief, you discuss prior findings of safety and efficacy

for oral nimodipine and the deficiencies of the current standard of care. You should qualify this discussion by reference to intravenous treatment with nimodipine, and disclose that the FDA issued an alert in 2006 warning that nimodipine, when administered intravenously, can lead to serious adverse events, including death. To the extent material, please discuss the dangers specific to intravenous administration, as opposed to the U.S. approved oral administration, and clarify whether such dangers pose a risk to perceived or actual safety of EG-1962.

Regulatory Pathway, page 70

15. We note your disclosure on this page that based on a meeting with the FDA, EG-1962 qualifies for the Section 505(b)(2) pathway. Please disclose all material details of this meeting with the FDA here, including the purpose of the meeting and its results. Please also clarify in disclosure here and on page 62 that although you may pursue this pathway, approval pursuant to 505(b)(2) was not guaranteed by the FDA at the meeting.

EG-1962 for tSAH, page 70

16. Please identify the published research to which you refer indicating that nimodipine might improve outcomes after traumatic brain injury (TBI), and additionally disclose whether such research was peer-reviewed. You need not provide full citations.

17. To the extent they are different from the research referenced in the above comment, please provide more details on the studies referenced on page 71 in TBI patients, including who sponsored and conducted the studies, the size of the tSAH subgroup, and the meaning of "a significant increase" regarding favorable outcomes in that subgroup.

Our Precisa Development Platform, page 73

18. Please revise your disclosure to expand this section. Specifically, please explain in greater detail how Precisa allows you to create polymer-based therapeutics capable of delivering therapeutics to the site of injury. Please further clarify how you "program" Precisa with a specific blend of polymers in order to obtain a specific release profile. In your expanded disclosure, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

19. We note your reference to Precisa as a "proprietary" platform. Please clarify in disclosure how the platform is proprietary. In this regard, it does not appear that you have patent protection for the Precisa platform generally, and the foundation (PLGA) is a polymer that has been in use since the 1970s.

License Agreement with Evonik, page 76

20. We note your disclosure on page 75 that patent applications relating to this agreement cover "a process for producing a substantially pure polymorphic form of a bioactive agent encapsulated in microparticles" and "a semisolid delivery system containing microparticles comprising a substantially pure crystalline form of a polymorphic bioactive agent." Please clarify how these patent applications relate to your Precisa platform, if at all. Please be sure to address what sort of protection the patents, if issued, would provide for EG-1962 and/or EG01964 (e.g., composition of matter, method of use, etc.).

European Union Drug Review Approval, page 87

21. Please include a description of how the abbreviated pathway to approval referenced on page 70 functions in the European Union.

Employment Agreements, pages 95-96

22. Please briefly disclose the manner and methodology pursuant to which bonuses may be awarded to your named executive officers under their employment agreements.

Shares Eligible for Future Sale
Lock-up Agreements, page 115

23. Please file the form of lock-up agreement as an exhibit to your registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        David S. Rosenthal, Esq.
        Dechert LLP